                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2


                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          THE WILLIAMS COMPANIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    969457100
                (CUSIP Number of Class of Underlying Securities)

                            BRIAN K. SHORE, SECRETARY
                          THE WILLIAMS COMPANIES, INC.
                               ONE WILLIAMS CENTER
                              TULSA, OKLAHOMA 74172
                                 (918) 573-2000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                               PAMELA BAKER, ESQ.
                              STEPHEN E. FOX, ESQ.
                          SONNENSCHEIN NATH & ROSENTHAL
                                8000 SEARS TOWER
                             CHICAGO, ILLINOIS 60606
                                 (312) 876-7934

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION(1)                 AMOUNT OF FILING FEE(2)
              $17,012,652                                $1,376

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(1)   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 13,452,658 shares of common stock of The Williams Companies, Inc. having an aggregate value of $17,012,652 as of May 16, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  Not applicable.


Form of Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO (the "Tender Offer Statement") filed by The William Companies, Inc., a Delaware corporation ("Williams"), relating to the offer (the "Offer") by Williams to exchange certain outstanding employee options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange dated May 27, 2003 (the "Offer to Exchange"), a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement, as amended hereby.


ITEM 2.  SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is The Williams Companies, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is One Williams Center, Tulsa, Oklahoma 74172. The telephone number of its principal executive offices is (918) 573-2000.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees to exchange certain options to purchase shares of the Company's common stock, par value $1.00 per share, having an exercise price of $10.00 or more that were granted prior to November 27, 2002 under (i) The Williams Companies, Inc. 1990 Stock Plan, (ii) The Williams Companies, Inc. Stock Plan for Non-Officer Employees, (iii) The Williams Companies, Inc. 1996 Stock Plan, (iv) The Williams Companies, Inc. International Stock Plan, (v) The Williams Companies, Inc. 2001 Stock Plan and (vi) The Williams Companies, Inc. 2002 Incentive Plan (collectively, the "Option Plans") for replacement options to purchase common stock that will be granted under the 2002 Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form attached hereto as Exhibit (a)(3).

            As of May 16, 2003, there were outstanding options to purchase 36,233,409 shares of the Company's common stock under the Option Plans, of which options to purchase 13,452,658 shares are eligible for exchange pursuant to the Offer.

            The information set forth in the Offer to Exchange under Section 2 ("Eligibility -- Eligible Options") is incorporated herein by reference.

            The description of the terms of the Offer set forth in the Offer to Exchange in the second paragraph under the heading "The Offer -- Eligibility -- Eligible Options" is hereby deleted in its entirety and replaced with the following:

      As of May 16, 2003, approximately 13,452,658 outstanding options were eligible for exchange under the offer.


      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference. No trading market exists for the options eligible for exchange.

ITEM 4.  TERMS OF THE TRANSACTION.

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer"), Section 2 ("Eligibility"), Section 3 ("Number of Options; Exchange Ratios"), Section 4 ("Procedures for Participating in the Offer"), Section 5 ("Acceptance of Options for

Exchange and Issuance of Replacement Options"), Section 6 ("Extension of Offer; Termination; Amendment"), Section 9 ("Terms of Replacement Options; Source and Amount of Consideration"), Section 12 ("Accounting Consequences of the Offer") and Section 14 ("Material U.S. Federal Income Tax Consequences") is incorporated herein by reference.


The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer -- Procedures for Participating in the Offer -- Withdrawal Rights" is hereby amended to add the following sentence at the end of the first paragraph of that section:

      You may also withdraw your tendered options pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934 if such tendered options have not been accepted by us within 40 business days from the commencement of the offer.

The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer -- Procedures for Participating in the Offer -- Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" is hereby deleted in its entirety and replaced with the following :

      We will determine, in our discretion, all questions as to form, validity, including time of receipt, eligibility and acceptance of any tender of options or withdrawal of tenders. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options or withdrawal of tenders that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. Otherwise, we expect to accept all properly and timely tendered options, which are not validly withdrawn. We may also waive, as to all option holders, any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options. No tender of options or withdrawal of tenders will be deemed to have been properly made until all defects or irregularities have been cured by the tendering employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections or withdrawals, and no one will be liable for failing to give notice of any defects or irregularities.

The description of the terms of the Offer set forth in the Offer to Exchange in the second paragraph under the heading "The Offer -- Terms of Replacement Options; Source and Amount of Consideration -- Description of 2002 Incentive Plan" is hereby deleted in its entirety and replaced with the following:

      As of May 16, 2003, there were 28,558,457 shares of common stock available for delivery under the Plan. The number of shares authorized for delivery upon exercise of options granted under the Plan will be increased by that number of options tendered in the offer, so that if all 13,452,658 eligible options are tendered for exchange and cancelled, there would be 42,011,115 shares available for delivery under the Plan prior to the grant date of the replacement options.

The description of the terms of the Offer set forth in the Offer to Exchange in the second paragraph under the heading "The Offer -- Eligibility -- Eligible Options" is hereby deleted in its entirety and replaced with the following:

      As of May 16, 2003, approximately 13,452,658 outstanding options were eligible for exchange under the offer.


      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer") and Section 12 ("Accounting Consequences of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of Replacement Options") and
Section 9 ("Terms of Replacement Options; Source and Amount of Consideration") is incorporated herein by reference.


The description of the terms of the Offer set forth in the Offer to Exchange in the second paragraph under the heading "The Offer -- Terms of Replacement Options; Source and Amount of Consideration -- Description of 2002 Incentive Plan" is hereby deleted in its entirety and replaced with the following:

      As of May 16, 2003, there were 28,558,457 shares of common stock available for delivery under the Plan. The number of shares authorized for delivery upon exercise of options granted under the Plan will be increased by that number of options tendered in the offer, so that if all 13,452,658 eligible options are tendered for exchange and cancelled, there would be 42,011,115 shares available for delivery under the Plan prior to the grant date of the replacement options.


      (c) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Williams") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Exchange under Section 9 ("Terms of Replacement Options; Source and Amount of Consideration") and Section 15 ("Fees and Expenses") is incorporated herein by reference.


The description of the terms of the Offer set forth in the Offer to Exchange in the second paragraph under the heading "The Offer -- Terms of Replacement Options; Source and Amount of Consideration -- Description of 2002 Incentive Plan" is hereby deleted in its entirety and replaced with the following:

      As of May 16, 2003, there were 28,558,457 shares of common stock available for delivery under the Plan. The number of shares authorized for delivery upon exercise of options granted under the Plan will be increased by that number of options tendered in the offer, so that if all 13,452,658 eligible options are tendered for exchange and cancelled, there would be 42,011,115 shares available for delivery under the Plan prior to the grant date of the replacement options.

      (b) Not applicable.

      (d) Not applicable.






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



ITEM 10.  FINANCIAL STATEMENTS

      (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning Williams") and Section 16 ("Additional Information"), (ii) on pages 94 through 182 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003, (iii) in Exhibit 12 ("Computations of Ratios to Fixed Charges") to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003 and (iv) on pages 2 through 29 of the Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the Securities and Exchange Commission on May 13, 2003, is incorporated herein by reference, and is available over the internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting the Company at (800) 320-8040 or (918) 573-5400.


The description of the terms of the Offer set forth in the Offer to Exchange in the fourth bulleted paragraph under the heading "The Offer -- Additional Information" is hereby deleted in its entirety and replaced with the following:

      Our Current Reports on Form 8-K: (i) dated December 31, 2002 and filed on January 17, 2003; (ii) dated February 20, 2003 and filed on February 21, 2003; (iii) dated April 18, 2003 and filed on April 21, 2003; (iv) dated and filed on April 22, 2003; (v) dated May 16, 2003 and filed on May 23, 2003; and (vi) dated May 22, 2003 and filed on May 23, 2003, to the extent such Form 8-K's are deemed "filed" with and not "furnished" to the SEC; and


      (b) Not applicable.




ITEM 12.  EXHIBITS.


(a)(1)         Offer to Exchange, dated May 27, 2003(1)

(a)(2)         E-Mail Message to Employees Announcing Exchange Offer(1)

(a)(3)         Form of Election Form, Including Statement of Employee Stock Option Holdings(1)

(a)(4)         Form of Notice of Withdrawal(1)

(a)(5)         Instructions to Participate in Offer(1)

(a)(6)         Form of Confirmation of Election and Promise of Grant of
               Replacement Options

(a)(7)         Form of Confirmation of Ineligibility and Voided Election

(a)(8)         Form of Confirmation of Election Not to Participate

(a)(9)         Reminder E-Mail to Employees

(a)(10) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003 (Incorporated by
               Reference)

(a)(11)        The Company's Quarterly Report on Form 10-Q for the
               Quarter Ended March 31, 2003 filed with the Securities and
               Exchange Commission on May 13, 2003 (Incorporated by
               Reference)

(a)(12)        Question and Answer about the Stock Option Exchange Program(1)

(b)            Not applicable

(d)(1)         Form of Stock Option Agreement between the Company and its
               Employees

(d)(2) Form of Replacement Option Grant Letter between the Company and its Employees

(d)(3)         The Williams Companies, Inc. 2002 Incentive Plan, as amended

(d)(4) Prospectus to The Williams Companies, Inc. 2002 Incentive Plan, as amended

(g)            Not applicable

(h)            Not applicable


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(1)   Previously filed.




ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE WILLIAMS COMPANIES, INC.

                                      By: /s/ Marcia M. MacLeod
                                         ---------------------------------------
                                      Name:  Marcia M. MacLeod
                                      Title: Vice President Rewards and Policy

Date:  June 12, 2003

                                INDEX TO EXHIBITS


(a)(1)         Offer to Exchange, dated May 27, 2003(1)

(a)(2)         E-Mail Message to Employees Announcing Exchange Offer(1)

(a)(3)         Form of Election Form, Including Statement of Employee Stock Option Holdings(1)

(a)(4)         Form of Notice of Withdrawal(1)

(a)(5)         Instructions to Participate in Offer(1)

(a)(6)         Form of Confirmation of Election and Promise of Grant of Replacement Options

(a)(7)         Form of Confirmation of Ineligibility and Voided Election

(a)(8)         Form of Confirmation of Election Not to Participate

(a)(9)         Reminder E-Mail to Employees

(a)(10) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003 (Incorporated by
               Reference)

(a)(11)        The Company's Quarterly Report on Form 10-Q for the
               Quarter Ended March 31, 2003 filed with the Securities and
               Exchange Commission on May 13, 2003 (Incorporated by
               Reference)

(a)(12)        Question and Answer about the Stock Option Exchange Program(1)

(b)            Not applicable

(d)(1)         Form of Stock Option Agreement between the Company and its Employees

(d)(2)         Form of Replacement Option Grant Letter between the Company and its Employees

(d)(3)         The Williams Companies, Inc. 2002 Incentive Plan, as amended

(d)(4)         Prospectus to The Williams Companies, Inc. 2002 Incentive Plan, as amended

(g)            Not applicable

(h)            Not applicable


----------
(1)   Previously filed.





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